

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 8, 2010

<u>Via U.S. Mail and Facsimile 212.594.6600</u>

Mr. Patrick Carroll
Chief Financial Officer
Lexington Realty Trust
One Penn Plaza
Suite 4015
New York, NY 10119-4015

> **Re: Lexington Realty Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2010**
> **File No. 1-12386**

Dear Mr. Carroll:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief